<u>TFI INTERNATIONAL SALES, INC.</u>

**FINANCIAL STATEMENTS
(REVIEWED)**

**FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018**

**JAMES Y. LEE & CO.
ACCOUNTANCY CORPORATION**

TABLE OF CONTENTS



JAMES Y. LEE & CO.
ACCOUNTANCY CORPORATION

2855 Michelle Drive, Suite 200
Irvine, California 92606
Tel. 714.669.1400 Fax. 714.669.0040

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Director
TFI International Sales, Inc.
Thousand Oaks, California

We have reviewed the accompanying financial statements of TFI International Sales, Inc., which comprise the balance sheets as of December 31, 2019 and December 31, 2018, and the related statements of income and retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

James Y. Lee & Co.

James Y. Lee & Co.
Accountancy Corporation
December 30, 2020

TFI INTERNATIONAL SALES, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2018

ASSETS

	12/31/2019	12/31/2018
Current Assets		
Cash and cash equivalents	$ -	$ -
Total Current Assets	-	-
TOTAL ASSESTS	$ -	$ -

See accompanying accountants' report and notes to the financial statements.

TFI INTERNATIONAL SALES, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2018

LIABILITIES AND SHAREHOLDER'S EQUITY

		12/31/2019		12/31/2018
Current Liabilities				
Income tax payable	$	840	$	-
Loan to officer		34,625		4,570
Total Current Liabilities		35,465		4,570
Total Liabilities		35,465		4,570
Shareholder's Equity				
Common stock		5,000		5,000
Retained earnings		(40,465)		(9,570)
Total Shareholder's Equity		(35,465)		(4,570)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	-	$	-

See accompanying accountants' report and notes to the financial statements.

TFI INTERNATIONAL SALES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Year Ended 12/31/2019	Year Ended 12/31/2018
Sales	$ -	$ -
Operating Expenses		
Patent filing fees	5,974	-
Penalties and interests	40	-
Professional fees	7,120	2,685
Travel expenses	16,961	6,885
Total Operating Expenses	30,095	9,570
Operating income	(30,095)	(9,570)
Income before Income Taxes	(30,095)	(9,570)
Provision for Income Taxes		
Current income tax - state	(800)	-
Total Provision for Income Taxes	(800)	-
Net Income (loss)	$ (30,895)	$ (9,570)

See accompanying accountants' report and notes to the financial statements.

TFI INTERNATIONAL SALES, INC.
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	12/31/2019	12/31/2018
Retained Earnings, Beginning of the year	$ (9,570)	$ -
Net Income (loss)	(30,895)	(9,570)
Dividends paid	-	-
Retained Earnings, End of the year	$ (40,465)	$ (9,570)

See accompanying accountants' report and notes to the financial statements.

TFI INTERNATIONAL SALES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

		Year Ended 12/31/2019		Year Ended 12/31/2018
Cash Flows from Operating Activities				
Net income	$	(30,895)	$	(9,570)
Adjustments to reconcile net income to net cash provided by operating activities:				
Amortization & Depreciation		-		-
Changes in assets and liabilities:				
Income tax payable		840		-
Loan to officer		30,055		4,570
Net cash provided by operating activities		-		(5,000)
Cash Flows from Financing Activities				
Common stock		-		5,000
Net cash used by financing activities		-		5,000
Net Increase (Decrease) in Cash		-		-
Cash and cash equivalents, Beginning		-		-
Cash and cash equivalents, Ending	$	-	$	-

See accompanying accountants' report and notes to the financial statements.

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

TFI International Sales, Inc. (the Company) was incorporated on April 26, 2018 in the State of California. The Company is engaged in the sales, prototyping, marketing, R&D services, and administration in semiconductor industry. TFI in the company name is initials from Thin Film Interconnects. It is a technology used in manufacturing semiconductors. The Company will be selling semiconductors manufactured using this technology.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standard

In May 2014, FASB issued Accounting Standard Update (ASU) 2014-9, Revenue from Contracts with Customers (Topic 606), and the International Accounting Standards Board (IASB) issued International Financial Reporting Standards (IFRS) 15, Revenue from Contracts with Customers. FASB and the IASF have basically achieved convergence with these standards, with only some minor differences. FASB ASU No. 2014-09 will amend FASB Accounting Standards

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Codification (ASC) by creating Topic 606, Revenue from Contracts with Customers and Subtopic 340-40, Other Assets and Deferred Costs – Contacts with Customers. The core principle of the Topic 606 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. While these new standards could significantly alter how manufactures, contractors and service providers recognize revenue, they will not drastically affect retailers and wholesalers. The changes to revenue recognition takes effect for non-public entities with periods beginning on or after December 15, 2018.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

Property and Equipment

Land is carried at cost. Automobile, building, improvement, furniture, fixture, equipment and software are carried at cost less accumulated depreciation for financial reporting purposes. Depreciation is computed on a straight-line basis. Estimated useful lives are as follows:

Automobile	5 Years
Furniture and fixture	7 Years
Office building and improvement	39 Years
Office equipment	5 Years
Residential building	27.5 Years
Software	3 Years

Expenditures for renewals and betterment are capitalized; maintenance and repair costs are charged to expenses as incurred.

Revenue Recognition

Revenue for sales of products is recognized upon delivery to the customer or passage of title of goods. According to new standards FASB ACS 606, revenue is recognized when a company satisfies a performance obligation by transferring a promised good or service to a customer.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of Sales

Cost of sales consists of merchandise costs including custom duties, custom broker fees, inspections, marine insurance, as well as transportation, truck loading, storage and handling costs. Merchandise costs are recorded net of discounts.

Shipping terms between the Company and vendors are CFR which means that the seller must pay the costs and freight necessary to bring the goods to the named port of destination but the risk of loss of or damage to the goods as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred from the seller to the buyer when the goods pass the rail of the ship in the port of shipment.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal income tax rate in effect for the year in which the differences are expected to reserve. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period. Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of reporting period and any adjustment to tax payable in respect of previous years.

NOTE C – ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company records account receivable without stating net of an allowance for doubtful accounts due to the fact that there is no bad debt reserve. The Company estimated that there is no bad debt based on its historical experience of the relationship between actual bad debts and net credit sales.

NOTE D – IMPAIREMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded. Fair values are determined based on the discounted cash flows, quoted market values, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified.

NOTE E – LOAN TO OFFICER

Initial expenditures and operating expenses were all paid by Tae Young Lee, 100% shareholder of the Company, during the year.

As of December 31, 2019, the balance of loan to officer is $34,625.

NOTE F - CAPITAL STOCK

The Company issued 4,000 shares with no par value common stock on April 26, 2018. As of December 31, 2019, the total of 4,000 shares were issued and outstanding. Tae Young Lee, CEO, has 100% holdings of all shares issued and outstanding.

NOTE G - STATEMENT OF CASH FLOWS

For the purposes of the statement of cash flows, the Company considers cash in bank and on hand to be cash and cash equivalents.

NOTE H –GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $30,895 during the year ended December 31, 2019, and as of that date, the Company's current liabilities exceeded its current assets by $35,465. Those factors create an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE I - SUBSEQUENT EVENTS

The Company has evaluated and disclosed subsequent events through December 30, 2020, the date the financial statements were available for issuance, and is not aware of any subsequent events that would have a material impact on the accompanying financial statements.